For Immediate Release

Contacts in Santiago, Chile

Osvaldo Solar
Chief Financial Officer

Blanca Bustamante
Head of Investor Relations

Vina Concha y Toro S.A.
Tel:  (56-2) 476-5026
email:  vcoir@conchaytoro.cl

www.conchaytoro.com

                           VINA CONCHA Y TORO REPORTS
            PRELIMINARY VOLUMES FOR THE FOURTH QUARTER AND YEAR 2004

Santiago, Chile, January 14, 2005

Vina Concha y Toro S.A. ("Concha y Toro") (NYSE: VCO, Chile: Conchatoro), announced today preliminary sales volumes for the fourth quarter and year 2004.



Bottled Sales Volumes in Thousand of Liters
-------------------------------------------

                                    4Q 2004        |          2004
                                    -------        |          ----
                                                   |
                           Volume      % Change    |    Volume       % Change
                         (Liters '000)             | (Liters '000)
                         --------------------------|---------------------------
Chile:                                             |
Domestic                   18.360         8.6%     |    65.399          3.8%
Exports                    22.922        28.1%     |    85.460         28.9%
                                                   |
Argentina:                                         |
Domestic                    2.451         4.5%     |     6.725         16.5%
Exports                     1.424         2.5%     |     6.997         80.0%



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